Filed by Warner-Lambert Company
                       pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant Rule 14a-12
                                      of the Securities Exchange Act of 1934
                                               Commission File No:  001-3608
                                    Subject Company:  Warner-Lambert Company


 THE FOLLOWING LETTER FROM WARNER-LAMBERT'S CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER WAS POSTED TODAY ON WARNER-LAMBERT'S WEB SITE:

 FROM THE CHAIRMAN:

 With the anticipated merger of Warner-Lambert and Pfizer, we have set the stage for developing a new generation of scientific breakthroughs and rapidly evolving into the world's most valuable health care company.

 Now, working as one company, we can reach for even loftier levels of excellence.

 The key to achieving long-term growth at leadership rates is product innovation and excellence in all facets of our global operations. With a combined annual R&D budget approaching $5 billion, a scientific staff of 12,000 and a work force of talented and committed people around the world, our platform to do so will be formidable.

 We look forward to the challenge of creating the world's premier health care company and maintaining our covenant with patients, customers, business partners, our colleagues and shareholders.


 Sincerely,

 Lodewijk J.R. de Vink
 Chairman, President and Chief Executive Officer



 These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Warner-Lambert and Pfizer; failure of the Warner-Lambert or Pfizer stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting and Warner-Lambert's and Pfizer's businesses generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                               * * * * * *

 On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone
 (973) 385-4593.

      Warner-Lambert and certain other persons named below will be soliciting proxies from Warner-Lambert shareholders in favor of the merger. The participants in this solicitation may include the directors of Warner-Lambert (Lodewijk J.R. de Vink, Robert N. Burt, Donald C. Clark, John A. Georges, William H. Gray III, William R. Howell, LaSalle D. Leffall, Jr., George A. Lorch, Alex J. Mandl and Michael I. Sovern); the following executive officers of Warner-Lambert: Ernest J. Larini (Chief Financial Officer and Executive Vice President, Administration), Anthony H. Wild (Executive Vice President and President, Pharmaceutical Sector), Raymond M. Fino (Senior Vice President, Human Resources), Philip M. Gross (Senior Vice President, Strategic Management Processes), Gregory L. Johnson (Senior Vice President and General Counsel), Richard W. Keelty (Senior Vice President, Public Affairs), J. Frank Lazo (Senior Vice President and President, Adams), S. Morgan Morton (Senior Vice President and President, Consumer Healthcare Sector), Peter B. Corr (Vice President and President, Warner-Lambert/Parke-Davis Research and Development), John S. Craig (Vice President and President, Adams USA), Joseph E. Lynch (Vice President and Controller), Harold F. Oberkfell (Vice President, Knowledge Management), Maurice A. Renshaw (Vice President and President, Parke-Davis USA), Barbara
 S. Thomas (Vice President and President, Consumer Healthcare USA), John F. Walsh (Vice President and President, Shaving Products Group) and Rae G. Paltiel (Secretary); and the following other members of management and employees of Warner-Lambert: George J. Shields (Vice President, Investor Relations), John J. Howarth (Manager, Investor Relations), Stephen J. Mock (Vice President, Public Relations) and Carol T. Goodrich (Director, Media Relations). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of Warner-Lambert's common stock or in the aggregate in excess of 2% of Warner-Lambert's common stock.

      The participants may also own unvested options to purchase shares of Warner-Lambert common stock and restricted shares of common stock, each granted under certain Warner-Lambert compensation plans; in connection with the merger, all such options will become vested and exercisable and all restrictions on restricted shares will lapse. As of the date of this communication, none of the foregoing participants individually or in the aggregate own restricted shares or unvested options to purchase in excess of 1% of Warner-Lambert's common stock. Certain of the above participants may also be covered by severance plans which may be triggered in connection with the merger.